FOR PUBLIC RELEASE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68277

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Height Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Pennsylvania Avenue, NW 11th Floor
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Self — 404-410 7962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1255 E. Lake Street, Ste. 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Self _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Height Securities, LLC _____ , as

of December 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CEO

Title

Notary Public   My Commission Expires 01/07/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Audited Financial Statements
and Supplementary Information**

HEIGHT SECURITIES, LLC

Washington, DC

December 31, 2020

CONTENTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Height Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Height Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Height Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Height Securities, LLC's management. Our responsibility is to express an opinion on Height Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Height Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Height Securities, LLC's auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2021

STATEMENT OF FINANCIAL CONDITION

HEIGHT SECURITIES, LLC

		December 31, 2020
ASSETS		
ASSETS		
Cash	$	811,862
Accounts receivable		2,159,227
Commissions receivable		235,127
Investments		1,045
Prepaid expenses		52,793
Deposit held by clearing organization		150,071
Due from related parties		123,331
Operating lease asset (net)		577,974
Other assets		3,373
TOTAL ASSETS		4,114,804
		$4,114,804
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	52,682
Operating lease liability		625,976
TOTAL LIABILITIES		678,658
MEMBER'S EQUITY		
Member's equity		3,436,147
		$4,114,804

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

HEIGHT SECURITIES, LLC

December 31, 2020

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Height Securities, LLC (the Company), a wholly owned subsidiary of Height Capital, LLC (the Parent), was organized in the state of Delaware in May of 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since April of 2010. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through a clearing organization, Pershing, LLC ("Pershing"), or Goldman Sachs Execution & Clearing, LP ("Goldman"), and its direct placement partners.

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

Basis of Accounting
The Company uses accrual basis accounting for financial statement purposes, recognizing income when earned and expenses when incurred.

Cash and Cash Equivalents
Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

Investments
The Company owns common stock in NextDecade Corporation. Fair market value for this investment for the year ended December 31, 2020 is $1,045.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The company adopted the provisions of this guidance and it was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Commission and fee revenue represents sales commissions generated by the Company for their customers' purchases and sales of securities on exchange and over-the-counter, as well as purchases of other investment products. The Company records commission and fee revenue when executed (trade date), which is consistent with GAAP, distribution and marketing of any combination thereof, of investment products or research services to such client as a single performance obligation and delivery. The commission and fee revenue will fluctuate depending upon the volume of trades. Total commission and fee revenue for the year ended December 31, 2020 was $3,027,605.

Revenue from contracts with customers are composed of investment banking fees. Such fees associated with successful capital raises are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which for banking marketing efforts is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included under reimbursed expenses and recognized as they are invoiced.

In certain instances, for advisory or banking contracts with retainer fees/progress payments, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2020, there were no advances to the Company.

NOTE B - INCOME TAXES

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized.

The Company operates as a Limited Liability Company (LLC) and is not subject to Federal income taxes. Management has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2020, which required disclosing or recognition.

Generally, the Parent's tax years remain open and subject to examination for three years by U.S. taxing authorities and four years for state income tax examinations.

NOTE C - CLEARING AGENTS

The Company has a fully disclosed clearing agreement with Pershing, LLC as a clearing agent. Either party may terminate the agreement with 60 days written notice. Pershing requires an escrow deposit of $150,000, subject to change at the discretion of Pershing. The balance in the deposit at December 31, 2020 includes $71 of accrued interest. The Company also has a fully disclosed clearing agreement with Goldman Sachs Execution & Clearing, LP. Either party may terminate the agreement upon 30 days' written notice. Goldman does not require a deposit for its services.

NOTE D - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at December 31, 2020.

NOTE E - RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Height Capital, LLC, which also owns Height Analytics, LLC, Height Ventures, LLC, and Height Consulting, LLC.

The Company, Height Analytics, LLC and Height Capital, LLC have an expense sharing agreement for all operating expenses. Expenses paid by Height Analytics, LLC that benefit the Company and Height Capital, LLC are allocated to each company in proportion to an expense allocation based on certain annually defined parameters, including, but not limited to, per capita, square footage used, and vender billing subtotal allocations. Conversely expenses that are paid by the Company are also allocated to Height Analytics, and Height Capital, LLC based on the same allocation methods. Those allocations are then reimbursed to the representative company owed, generally on a monthly basis. These expenses include, but are not limited to, administrative expense, professional fees, travel and business development, and information technology and computer expenses. As outlined in the agreement, the monthly allocation will be kept on record. The amount Height Securities, LLC is owed from Height Analytics, LLC at December 31, 2020 is $123,331.

NOTE F - OFFICE LEASE

In February 2016, the Financial Accounting Standards Board, ("FASB"), issued Accounting Standards Update, ("ASU"), No. 2016-02, Leases (Topic 842), which establishes a comprehensive new lease accounting model. The new standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than 12 months. The new standard is effective for fiscal years and interim periods beginning after December 15, 2018, with early adoption permitted. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, including a number of optional practical expedients that entities may elect to apply. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, an update which provides another transition method, in addition to the existing modified retrospective transition method, by allowing entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted Topic 842 effective January 1, 2019 using a modified retrospective method and will not restate comparative periods. Upon adoption, the Company recorded a right-to-use asset and corresponding lease liability of approximately $1.4 million on the Company's balance sheet. Adoption of the new lease standard did not have a significant impact on the Company's statement of operations.

NOTE F - OFFICE LEASE (continued)

The Company sublets office space that is leased to it by Height Analytics, LLC. The monthly base rent payments are $23,515 with an annual escalator of 2.25%. In addition to base rent, the company is responsible for paying common charges, which include real estate taxes and operating expenses. The lease expires April 2022. Total rent expense for the year ended December 31, 2020 was $474,480.

Future minimum lease payments required under the company's leases are as follows:

Year Ending December 31,

2021	406,286
2022	137,208
	$543,494

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Subparagraph (2) of Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $100,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

The Company's aggregate indebtedness to net capital ratio was .09 to 1. At December 31, 2020, the Company had net capital of $1,097,265, which was $997,265 in excess of its required net capital of $100,000.

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from the clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTES TO FINANCIAL STATEMENTS

HEIGHT SECURITIES, LLC

December 31, 2020

NOTE I - FAIR VALUE MEASUREMENTS

Unless otherwise noted, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2020 does not differ materially from the aggregate carrying values recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE J - CASH FLOW INFORMATION

Cash payments for interest totaled $5,435 for the year ended December 31, 2020.

NOTE K – SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and/or adjustments.

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Height Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Height Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Height Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Height Securities, LLC stated that Height Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Height Securities, LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Height Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2021

13



EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 15, 2021

Michael Coglianese CPA, P.C.
125 E Lake Street, Suite 303
Bloomingdale, IL 60108

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Height Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2020. The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Name: Jonathan Self
Title: CFO

Height Securities, LLC
1775 Pennsylvania Ave NW   Phone: 202-629-0000
11th Floor   Fax: 202-629-0020
Washington, DC 20006   www.heightllc.com   Securities offered through Height Securities, LLC.